1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

January 24, 2022

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to comments provided telephonically on January 14, 2022 with respect to Post-Effective Amendment No. 154 filed on Form N-1A on November 29, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

Comment 1.

The Access Capital Community Investment Fund’s principal investment strategies states that: “Certain investors in Class I shares of the Fund may express geographic and/or thematic preferences that will be sought when consistent with the Fund’s overall investment objective and impact goal.” Please explain how certain investors may express geographic and/or thematic preferences that will be sought when consistent with the Fund’s overall investment objective and impact goal.

Response 1. At the time of their share purchase, investors who purchase $1,000,000 or more of Class I shares may elect to have their investment amounts invested in particular areas of the United States as their preferred geographic focus by providing such information on the account application. In particular, when completing the account application, investors may select one or multiple states,

Metropolitan Statistical Areas, counties or cities. The application is also being updated to allow investors to express thematic preferences (aside from geographic preferences).

Comment 2.

Please confirm whether the Access Capital Community Investment Fund intends to invest in privately issued asset-backed securities and/or mortgage-backed securities. If the fund intends to invest in privately issued asset-backed securities and/or mortgage-backed securities, please provide the percentage of such investments that are expected to be rated below investment grade (junk). In addition, if investments in privately issued asset-backed securities and/or mortgage-backed securities are a principal investment of the fund please disclose this in the principal investment strategies section.

Response 2. The Trust confirms that privately issued asset-backed securities and mortgage-backed securities are not principal investments of the Access Capital Community Investment Fund.

Comment 3.

Please explain the following sentence in the Access Capital Community Investment Fund’s CRA Strategy Risk tile: “CRA qualified securities in geographic areas sought by the Fund may not provide as favorable a return as CRA qualified securities in other geographic areas.” Please confirm whether the Fund intends to concentrate in specific geographic areas. If the Fund does intend to concentrate in specific geographic areas, please disclose these geographic areas in the Fund’s principal investment strategies and risks sections.

Response 3. The above referenced sentence is intended to disclose that returns on securities can vary by location, however the Fund does not intend to concentrate its investments in any particular geographic area.

Comment 4.

If the Access Capital Community Investment Fund will principally invest in a specific region, please provide geographic-specific risk disclosure for that region or explain why such disclosure is not appropriate.

Response 4. As noted above, the Fund does not intend to make a principal investment in a particular geographic region.

Comment 5.	The prospectus notes that the RBC Impact Bond Fund is subject to a shareholder servicing fee of up to 0.15%. Please disclose the fee in the Fund’s Fees and Expenses table.

Response 5. The Trust confirms that the shareholder servicing fee will be included in the “Other Expenses” line of the Fees and Expenses table.

Comment 6.	Since the RBC Impact Bond Fund has the term “Impact” in its name, please adopt an 80% policy for impact-related investments for the fund.

Response 6. The Advisor will present the following 80% policy for Board consideration and approval: “Under normal circumstances, the Fund will invest at least 80% of its assets in fixed income securities meeting the Fund’s impact criteria, as determined by the Advisor’s impact methodology.” If adopted by the Board, the Fund will provide shareholders with the requisite notice and, thereafter, incorporate the new policy in the Fund’s registration statement.

Comment 7.	Please disclose more specific details regarding the “impact” that the RBC Impact Bond Fund seeks to achieve.

Response 7. The Trust has revised the RBC Impact Bond Fund’s principal investment strategies disclosure in response to Item 4 and Item 9 of Form N-1A as set forth below:

Item 4 Disclosure:

The Advisor will select investments that seek to generate returns while simultaneously ~~achieving~~meeting the Fund’s impact objective, which is to make investments that seek to achieve positive aggregate societal impact outcomes. The Advisor ~~uses its impact methodology to measure the Fund’s investments on the basis of qualities that promote affordable quality shelter, small business growth, health and well-being, environmental sustainability, quality education, community development, diversity, reduced inequalities, and neighborhood revitalization~~ will prioritize investment returns over achieving positive impact outcomes with respect to security selection and portfolio management decisions.

The positive aggregate societal impact outcomes that the Advisor seeks to achieve are:

1) Positive impact for underserved communities, individuals that are low-and-moderate income (LMI) and Black, Indigenous and other People of Color (BIPOC).

2) Alignment with certain social and environmental impact themes. The social theme comprises affordable homeownership, multi-family housing, education, health and wellness, and small business, while the environmental themes are energy and climate change, and water and sanitation.

3) Alignment with the United Nations Sustainable Development Goals (SDGs).

The Advisor employs its impact methodology to measure the investments’ expected and actual impact on these themes. This process involves:

1) Preliminary Assessment: Every security is analyzed to verify eligibility and fit with the impact goals.

2) Research: Each security undergoes an in-depth review and analysis to determine its level of expected impact. The data, sources, and impact measurements/metrics are documented in the Advisor’s research database, and this information is updated throughout the investment lifecycle.

3) Recommendation: If an investment meets both the impact and return objectives of the Fund, it will be recommended for inclusion in the Fund.

4) Monitoring: Impact data from the research database is aggregated at the Fund level and monitored by the Advisor on an ongoing basis to compare the actual impact of the Fund to its expected impact and impact objectives. When monitoring at the portfolio level indicates that a security is no longer expected to achieve its intended impact or no longer aligns with the Fund’s impact objectives, the Advisor will seek an appropriate course of action, which may include exiting the investment.

5) Reporting: Aggregated impact results are published in an Annual Investing Report on the Advisor’s website. The Annual Investing Report includes both portfolio-level reporting and disclosures on the impact measurement process.

The achievement of the Fund’s impact-related goals will be monitored at both the security and Fund levels. Each security will undergo an in-depth review and analysis by the Advisor’s impact investing team to determine the security’s expected impact and its eligibility for inclusion in the Fund. The data, sources, and impact measurements and metrics are documented in the Advisor’s research database, and this information will be updated throughout the investment lifecycle.

Impact data from the research database is aggregated at the Fund-level and monitored by the Advisor’s impact investing team on an ongoing basis to compare the actual impact of the Fund to its expected impact and impact goals. When monitoring at the portfolio level indicates that an investment is no longer expected to achieve its intended impact or no longer aligns with the Fund’s impact goals, the Advisor will seek an appropriate course of action that may include exiting the investment.

Item 9 Disclosure:

The Advisor will select investments that seek to generate returns while simultaneously ~~achieving~~meeting the Fund’s impact objective, which is to make investments that seek to achieve positive aggregate societal impact outcomes. The Advisor ~~uses its impact methodology to measure the Fund’s investments on the basis of qualities that promote the following~~ will prioritize investment returns over achieving positive impact outcomes with respect to security selection and portfolio management decisions. The positive aggregate societal impact outcomes that the Advisor seeks to achieve are:

1) Positive impact for underserved communities, individuals that are low-and-moderate income (LMI) and Black, Indigenous and other People of Color (BIPOC).

2) Alignment with certain social and environmental impact themes. The social theme comprises affordable homeownership, multi-family housing, education, health and wellness, and small business, while the environmental themes are energy and climate change, and water and sanitation.

3) Alignment with the United Nations Sustainable Development Goals (SDGs).

Within each social and environment impact theme, the Fund strives to create a positive impact for underserved communities and individuals that are LMI and BIPOC. Metrics used to measure alignment with these communities include, among others: the percentage of Fund loans in BIPOC neighborhoods, the percentage of BIPOC ownership in the Fund’s small business investments; and the percentage of woman ownership in the Fund’s small business investments.

In addition, the Fund also tracks its alignment with the UN SDGs, a global agenda to end poverty, protect the planet, and ensure prosperity for all by the year 2030. Each investment is evaluated for its alignment to the SDGs, which is then aggregated at the Fund level.

The Advisor employs its impact methodology to measure the investments’ expected and actual impact on these themes. This process involves:

1) Preliminary Assessment: Every security is analyzed to verify eligibility and fit with the impact goals.

2) Research: Each security undergoes an in-depth review and analysis to determine its level of expected impact. The data, sources,

and impact measurements/metrics are documented in the Advisor’s research database, and this information is updated throughout the investment lifecycle.

3) Recommendation: If an investment meets both the impact and return objectives of the Fund, it will be recommended for inclusion in the Fund.

4) Monitoring: Impact data from the research database is aggregated at the Fund level and monitored by the Advisor on an ongoing basis to compare the actual impact of the Fund to its expected impact and impact objectives. When monitoring at the portfolio level indicates that a security is no longer expected to achieve its intended impact or no longer aligns with the Fund’s impact objectives, the Advisor will seek an appropriate course of action, which may include exiting the investment.

5) Reporting: Aggregated impact results are published in an Annual Investing Report on the Advisor’s website. The Annual Investing Report includes both portfolio-level reporting and disclosures on the impact measurement process.

The achievement of the Fund’s impact-related goals will be monitored at both the security and Fund levels. Each security will undergo an in-depth review and analysis by the Advisor’s impact investing team to determine the security’s expected impact and its eligibility for inclusion in the Fund. The data, sources, and impact measurements and metrics are documented in the Advisor’s research database, and this information will be updated throughout the investment lifecycle.

Impact data from the research database is aggregated at the Fund-level and monitored by the Advisor’s impact investing team on an ongoing basis to compare the actual impact of the Fund to its expected impact and impact goals. When monitoring at the portfolio level indicates that an investment is no longer expected to achieve its intended impact or no longer aligns with the Fund’s impact goals, the Advisor will seek an appropriate course of action that may include exiting the investment.

        ~~•         Affordable Quality Shelter: Promote access for all to adequate, safe, and affordable housing.~~

          ~~•         Small Business Growth: Support the growth of small businesses and decent job creation, including increasing access to financial services for entrepreneurs.~~

          ~~•         Health and Well-being: Improve access to quality essential health-care services and access to safe and affordable medicines, especially in underserved communities.~~

        ~~•         Environmental Sustainability: Promote resource and energy efficiency, sustainable consumption and production, and a reduction of environmental degradation and pollution.~~

          ~~•         Quality Education: Expand access to equitable, quality, and affordable education for all people.~~

          ~~•         Community Development: Invest in infrastructure in both urban and rural areas in ways that help empower communities and foster sustainable economic development.~~

~~•        Diversity: Promote the social, economic and political inclusion of all, regardless of age, sex, disability, race, ethnicity, origin, religion or economic or other status.~~

          ~~•         Reduced Inequalities: Support equal access to economic resources and growth for all people.~~

          ~~•         Neighborhood Revitalization: Practice stewardship in revitalizing neighborhoods and communities.~~

~~The Fund’s methodology uses a systematic process that relies on fundamental and quantitative research from a variety of sources to select and weight investments. Securities are selected and weightings are allocated based on the qualities noted above, as determined by the Advisor, in conjunction with forecasts of return, risk and transaction costs. The qualities that the Advisor considers may change at any time and one or more societal impact outcomes may not be relevant to all companies that are eligible for investment. The Fund does not intend to use the methodology for all instruments in which it may invest and the model may evolve over time.~~

Comment 8.	Please disclose whether the RBC Impact Bond Fund’s stated impact goals are prioritized over returns, are given equal priority to returns, or secondary priority to returns.

Response 8. The Trust has incorporated this comment. Please see revised disclosure provided above in response to Comment 7.

Comment 9.	Please disclose how the RBC Impact Bond Fund intends to monitor whether it is achieving its impact-related goals.

Response 9. The Trust has incorporated this comment. Please see revised disclosure provided above in response to Comment 7.

Comment 10.

The RBC Impact Bond Fund’s principal investment strategies state that: “The Advisor will select investments that seek to generate returns while simultaneously achieving positive aggregate societal impact outcomes. The Advisor uses its impact methodology to measure the Fund’s investments on the basis of qualities that promote affordable quality shelter, small business growth, health and well-being, environmental sustainability, quality education, community development, diversity, reduced inequalities, and neighborhood revitalization.”

Please disclose additional details about the Fund’s impact methodology and explain what is meant by “positive aggregate societal impact outcomes.”

Response 10. The Trust has incorporated this comment. Please see revised disclosure provided above in response to Comment 7.

Comment 11.

The Impact Investing Risk tile for the RBC Impact Bond Fund references the Fund’s “impact investing criteria.” Please provide additional details about the Fund’s impact investing criteria in the Fund’s principal investment strategies section.

Response 11. The Trust has incorporated this comment. Please see revised disclosure provided above in response to Comment 7.

Comment 12.

The Derivatives Risk tile for the RBC Impact Bond Fund mentions several forms of derivatives that are not included in the Fund’s principal investment strategies. Please revise the risk tile to reflect only the derivatives that the Fund intends to invest in and delete any extraneous language.

Response 12. The Trust has revised the Derivatives Risk tile as follows:

Derivatives, including ~~options contracts,~~ futures contracts, ~~options on futures contracts and swap agreements (including, but not limited to, credit default swaps and swaps on exchange-traded funds),~~ may be riskier than other types of investments and could result in losses that significantly exceed the Fund’s original investment.

Comment 13.

Disclose where appropriate how the RBC BlueBay Emerging Markets Debt Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, explain why the Fund believes that such disclosure is not required.

Response 13. The Fund does not believe such disclosure is required and the Fund will vote proxies in accordance with the Advisor’s proxy voting policy, which will be included as Appendix B to the Fund’s Statement of Additional Information.

Comment 14.	Consider including an ESG Risk tile for the RBC BlueBay Emerging Markets Debt Fund or explain why such a risk tile is not appropriate.

Response 14. The Trust has added the following to the Item 9 additional risks for RBC BlueBay Emerging Markets Debt Fund:

ESG Strategy Risk. The Fund’s consideration of ESG factors could cause it to perform differently compared to funds that do not take ESG factors into account. The incorporation of ESG factors into the investment analysis which can encourage a greater emphasis on long-term performance may result in the Fund’s forgoing near-term/short-term opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so.

A company’s ESG performance or the Sub-Advisor’s assessment of a company’s ESG performance could vary over time to reflect changes in a company’s ESG performance, which could mean that a company could move from being an investment of the Fund to being divested due to ESG concerns, or conversely change from being previously considered not suitable for investment, to becoming investable. Where companies may subsequently be considered not investable for ESG reasons, there may be a delay such that the Fund is temporarily invested in such companies as the Sub-Advisor seeks to execute the transactions in an orderly manner to minimize the impact on the Fund. Although ESG information originates from a range of different sources, the assessment of ESG performance is ultimately subjective. As a result, there can be significant differences in interpretations of what it means for a company to qualify for investment. For instance, the Sub-Advisor may determine that a particular security has demonstrated sufficiently improving management and/or performance practices affecting the quality of its business related to the Sub-Advisor’s internal priority ESG considerations, such that the Sub-Advisor considers it is suitable to invest in, while another investor may have a different view.

Comment 15.

The RBC BlueBay Strategic Income Fund’s stated investment objective is to provide total return (capital appreciation and income). Consider whether total return is an appropriate objective for an income fund.

Response 15. The Fund believes the current investment objective is appropriate, because income is a key part of the objective.

Comment 16.	Apply all of the aforementioned comments to all other funds included in this Post-Effective Amendment, as applicable.

Response 16. The Trust has carried over the comments to the other funds, as applicable.

Comment 17.

The Investment Restrictions section in the Statement of Additional Information states that: “The Access Fund will not purchase or sell real estate, commodities or commodity contracts, but subject to its other investment policies and restrictions, the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.”

Please clarify whether the term “the Fund” in this sentence refers to all funds included in this Statement of Additional Information or specifically to the Access Fund.

Response 17. The Trust has revised the disclosure as follows to clarify that this sentence only refers to the Access Fund:

The Access Fund will not purchase or sell real estate, commodities or commodity contracts, but subject to its other investment policies and restrictions, the Access Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein, and the Access Fund may purchase and sell financial futures contracts and options thereon.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen